[LETTER HEAD FOR STINGER SYSTEMS, INC.]
July 30, 2007
VIA EDGAR and FACSIMILE (202) 772-9368
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly, Senior Counsel

Re:	Stinger Systems, Inc.
Registration Statement on Form S-1
File No. 333-143200
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, Stinger Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 10:30 a.m. (Eastern time) on July 31, 2007 or as soon thereafter as practicable.
In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 813-281-1061 or Jason C. Harmon, Esq. of DLA Piper US LLP, counsel to the Company, at 410-580-4170 with any questions about this acceleration request.

Very truly yours, STINGER SYSTEMS, INC.
By:	/s/ David J. Meador
	Name:	David J. Meador
	Title:	Chief Financial Officer